Rule 22c-2 Shareholder Information Agreement

This SHAREHOLDER INFORMATION AGREEMENT (this “Agreement”) is entered into as of 16 April, 2007 by and between COUNTRY Mutual Funds Trust (the “Fund”) on behalf of itself and each of its series which are distributed through variable annuities and variable life insurance contracts, and COUNTRY Investors Life Assurance Company (the “Intermediary”).

As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the contexts:

The term “Shares” mean the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by the Intermediary.

The term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary (“Contract”), or a participant in an employee benefit plan with a beneficial interest in a contract.

The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that result in the transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) one-time step up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, schedule contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) prearranged transfers at the conclusion of a required free look period.

The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of a death benefit from a Contract. .

The term “written” includes electronic writings and facsimile transmissions.

WHEREAS, the separate series of the Fund serve as investment vehicles for separate accounts established for Contracts; and

WHEREAS, the Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended, and shares of the separate series of the Fund are registered under the Securities Act of 1933, as amended; and

WHEREAS, Intermediary, on behalf of its separate accounts, has entered into a Participation Agreement with the Fund dated July 24, 2003, and under such Participation Agreement acts as designee (agent) of the Fund for the receipt of purchase and redemption orders from owners of its individual and group Contracts with respect to investment in the Fund and aggregates such purchase and redemption orders for the purpose of forwarding net purchase and net redemption orders to the Fund for execution; and

WHEREAS, this Agreement shall inure to the benefit of and shall be binding upon the undersigned;

NOW, THEREFORE, the Fund and the Intermediary hereby agree as follows:

1.    Shareholder Information

1.1	Agreement to Provide Information. Intermediary agrees to provide the Fund or its designee, upon written request, the taxpayer identification number (“TIN”, the Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII) and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account, and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held though an account maintained by the Intermediary during the period covered by the request. Unless otherwise specifically required by the Fund, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

(a)	Period Covered By Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. The Fund may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

(b)	Timing of Requests. Fund requests for Shareholder information shall be made no more frequently than quarterly except as the Fund deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

(c)	Form and Timing of Response.

(i)	Intermediary agrees to provide, promptly upon request of the Fund or its designee, the requested information specified in 1.1. If requested by the Fund or its designee, Intermediary agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in 1.1 is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Fund or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in 1.1 for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund. Intermediary additionally agrees to inform the Fund whether it plans to perform (i) or (ii).

(ii)	Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the Fund or its designee and the Intermediary; and

(iii)	To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format.

(d)	Limitations on Use of Information. The Fund agrees not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106- 102) and comparable state laws.

(e)	Indemnification. The Fund agrees to indemnify and hold harmless the Intermediary from any and all liability, claim, loss, demand, damages, costs and expenses (including reasonable attorney’s fees) arising in connection with any third party claim or action brought against the Intermediary as a result of any unauthorized disclosure of a Shareholder’s TIN,ITINor GII provided to the Fund in response to a request for information pursuant to the terms of this Agreement.

1.2	Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Intermediary’s account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund. Unless otherwise directed by the Fund, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Redemptions that are affected directly or indirectly through Intermediary. Instructions must be received by Intermediary at its principle offices and directed to the attention of Intermediary’s Chief Compliance Officer.

(a)	Form of Instructions. Instruction must include the TIN,ITIN,or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known, and the specific restriction (s) to be executed, including how long the restriction (s) is(are) to remain in place. If the TIN,ITIN,GII or the specific individual Contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

(b)	Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Intermediary.

(c)	Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but no later than ten business days after the instructions have been executed.

1.3	Construction of the Agreement; Fund Participation Agreements. The parties have entered into a Participation Agreement for the purchase and redemption of shares of the Funds in connection with the Contracts. This Agreement supplements the Participation Agreement. To the extent the terms of this Agreement conflict with the terms of the Fund Participation Agreement, the terms of this Agreement shall control.

2.	Termination. This Agreement will terminate with respect to a Fund upon the termination of the Participation Agreement with respect to such Fund.

3.	Force Majeure. Either party is excused from performance and shall not be liable for any delay in performance or non-performance, in whole or in part, caused by the occurrence of any event or contingency beyond the control of the parties, including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, natural disasters, acts of God, acts of war or terrorism, actions or decrees of governmental bodies, and similar occurrences (each a “Force Majeure Event”). The party who has been so affected shall promptly give written notice to the other party and shall use its best efforts to resume performance. Upon receipt of such notice, all obligations under this Agreement shall be immediately suspended for the duration of such Force Majeure Event.

4.	Amendments. This Agreement shall not be amended or modified except by a writing signed by each party hereto.

5.	Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Illinois, without giving effect to principles of conflicts of laws.

6.	Assignment. No party to this Agreement may assign this Agreement, or any of the rights, obligations, or liabilities arising hereunder, without the written consent of each other party hereto.

7.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and together constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first written above.

COUNTRY Mutual Funds Trust

/s/ Robert J. McDade
BY:	Robert J. McDade
Vice President
COUNTRY Mutual Funds Trust

COUNTRY Investors Life Assurance Company

/s/ Wade V Harrison
By:	Wade Harrison
Senior Vice President
COUNTRY Investors Life Assurance Company